UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration
—

Rio de Janeiro, May 12, 2025– A Petróleo Brasileiro S.A. – Petrobras, pursuant to CVM Resolution No. 44/21, informs that its Board of Directors (CA), in a meeting held today, approved the payment of interim dividends and interest on equity in the amount of R$ 11.72 billion, equivalent to R$ 0.90916619 per outstanding common and preferred share, as an anticipation of the remuneration to shareholders, related to the fiscal year 2025, declared based on the balance sheet as of March 31, 2025.

The proposed payment is in line with the current Shareholder Compensation Policy, which stipulates that, in the event of gross debt equal to or less than the maximum debt level defined in the current Strategic Plan (currently US$ 75 billion), and subject to the other conditions of the Policy, Petrobras must distribute 45% of free cash flow to its shareholders. This distribution is consistent with the financial sustainability of the company.

The dividends will be paid in two installments in August and September 2025, as follows:

Amount to be paid: R$ 0.90916619 per outstanding common and preferred share, as follows:

(i) The first installment, in the amount of R$ 0.45458310 per outstanding common and preferred share, will be paid on August 20, 2025, entirely in the form of interest on equity.

(ii) The second installment, amounting to R$ 0.45458309 per outstanding common and preferred share, will be paid on September 22, 2025, with R$ 0.30844749 in the form of dividends and R$ 0.14613560 in the form of interest on equity.

Record date: June 2, 2025 for holders of Petrobras shares traded on B3 and record date on June 4, 2025 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 starting June 3, 2025.

Payment dates: For holders of Petrobras shares traded on B3, the first installment will be paid on August 20, 2025, and the second installment on September 22, 2025. ADR holders will receive payments starting August 27, 2025, and September 29, 2025, respectively.

It is important to highlight that these payments will be deducted from the remuneration to shareholders to be approved at the 2026 Annual General Meeting regarding the 2025 fiscal year, and their amounts will be adjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for the purposes of calculating the deduction.

The Shareholder Compensation Policy can be accessed on the company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer